

September 27, 2013

<u>Via E-mail</u>
Ross W. McCanless, Esq.
Chief Legal Officer
Extended Stay America, Inc.
ESH Hospitality, Inc.
11525 N. Community House Road, Suite 100
Charlotte, North Carolina 28277

>   **Re: Extended Stay America, Inc.**
>   **ESH Hospitality, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 20, 2013**
>   **File No. 333-190052**

Dear Mr. McCanless:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We have considered your submissions in response to comment 2 in our letter dated September 10, 2013. Please revise the definition of "RevPar Index" on page v to reflect that you select the properties for inclusion, subject to Smith Travel's guidelines.

Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company

Notes and Management's Assumptions to Unaudited Pro Forma Condensed Consolidated
Balance Sheet as of June 30, 2013

1. Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June
30, 2013

Footnote (B), page 64

2.   We have read your response to our prior comments 5 and 6. In your amended filing please
enhance your disclosure to more thoroughly discuss the specific facts and circumstances
that lead to the formation transactions being recorded at historical cost. Your revised
disclosure should include a discussion of the ownership interests of the sponsors both
before and immediately after the transactions.

3.   We have considered your response to our prior comment 18 in our letter dated August 16,
2013. We remain unclear how you have determined the shareholders' interest in subsidiary
should be accounted for as component of the company's equity. Please tell us the specific
accounting literature you are relying on to support your presentation. In your response, tell
us the circumstances that could lead to the shares becoming unpaired. In addition, please
explain to us how the shareholders' interest in subsidiary would be accounted for if the
shares were unpaired and the basis for your conclusions.

Executive Compensation, page 150

Equity Incentive Awards, page 154

4.   We note your response to our prior comment 10. In your amended filing, please revise the
disclosure within your Management's Discussion and Analysis to include a similar
discussion.

Tax Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP

5.   Refer to paragraph 2 on page 1 of the opinion. We note that counsel has reviewed certain
"Written Materials" in connection with its rendering of the opinion. Please revise to
specifically delineate the materials that you have reviewed.

6.   Please revise to clarify that counsel's reliance on representations of officers of the
Company, ESH REIT, the Managers and the Sponsors is limited to factual information.
Please also revise to remove the assumption regarding the timely and proper 2010 REIT
election made by ESH REIT.

7.   We note your disclosure that you commissioned the independent analysis of a "big four" accounting firm and that such firm concluded that neither the Sponsor-managed funds nor any direct or indirect investors in such funds will be considered to own (actually or constructively) stock of ESH REIT possessing 10 percent or more of the value of all classes of stock of ESH REIT. We also note that this conclusion seems critical to your conclusion and counsel's conclusion that ESH REIT will be taxed as a REIT. Please tell us why the accounting firm's opinion is not required to be filed as an exhibit and is not subject to Section 7 and Rule 436 of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Bob Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Stuart H. Gelfond, Esq.
       Paul D. Tropp, Esq.
       Fried, Frank, Harris, Shriver & Jacobson LLP